Filed pursuant to 424(b)(3)
Registration No. 333-153356

SUPPLEMENT NO. 16
DATED MAY 17, 2010
TO THE PROSPECTUS DATED AUGUST 24, 2009
OF INLAND DIVERSIFIED REAL ESTATE TRUST, INC.

This Supplement No. 16 supplements, and should be read in conjunction with, the prospectus of Inland Diversified Real Estate Trust, Inc., dated August 24, 2009, as previously supplemented by Supplement No. 14 dated April 16, 2010 and Supplement No. 15 dated May 3, 2010.  Unless otherwise defined in this Supplement No. 16, capitalized terms used herein have the same meanings as set forth in the prospectus.

The purposes of this Supplement No. 16 are as follows: to provide an update regarding the distributions declared for June 2010; to discuss our acquisition of the Regal Court property and our entry into a loan secured by a first mortgage on Pleasant Hill Commons; to incorporate the relevant sections of our Quarterly Report on Form 10-Q for the period ended March 31, 2010, including the sections captioned “Management’s Discussion and Analysis of Financial Condition and Results of Operations” as well as our consolidated financial statements as of and for the three months ended March 31, 2010 and an update to our risk factors; and to provide an update on the status of our current public offering.

Prospectus Summary

The following updates the section of the prospectus captioned “Prospectus Summary  – Distribution Policy,” which begins on page 14, and all other similar discussions throughout the prospectus.

Distribution Policy

On May 12, 2010, our board of directors declared distributions payable to stockholders of record each day beginning on the close of business on June 1, 2010 through the close of business on June 30, 2010.  Distributions will be equal to a daily amount equal to $0.00164384 which if paid each day for a 365-day period, would equal a 6.0% annualized rate based on a purchase price of $10.00 per share.  Distributions declared during the month of June 2010 will be paid no later than July 7, 2010.

We will not use any of the net proceeds from the offering to fund these distributions.

We intend to continue paying distributions for future periods in the amounts and at times as determined by our board.  We anticipate that some or all of the monies needed to fund the distributions declared and payable for June will be funded from capital contributions that IREIC has advised us that it intends to fund if needed.  IREIC has not received, and will not receive, any additional shares of our common stock for making any of these contributions.  IREIC previously invested $200,000 at the time of our formation.  We will not use any of this initial $200,000 contribution to fund distributions.  There is no assurance that IREIC will continue to contribute monies to fund future distributions.  See also “Risk Factors – Risks Related to Our Business – The amount and timing of distributions may vary.  We may pay distributions from the proceeds generated by borrowings.”

Risk Factors

The following supersedes the risk factor captioned “Although IREIC or its affiliates have previously forgone or deferred business management fees in an effort to increase cash available for distribution by the other REITs previously sponsored by IREIC, our Business Manager is under no obligation, and may not agree, to continue to forgo or defer its business management fee,” located on page 32 of our prospectus.

From time to time, IREIC or its affiliates have agreed to either forgo or defer a portion of the business management fee due them from the other REITs previously sponsored by IREIC to ensure that the particular REIT generated sufficient cash from operating, investing and financing activities to pay distributions while continuing to raise capital and acquire properties. In each case, IREIC or its affiliates determined the amounts that would be forgone or deferred in their sole discretion and, in some cases, were paid the deferred amounts in later periods.  For the three months ended March 31, 2010, the Business Manager waived a total of $33,650 in business management fees from us, and the monies needed to pay all of the distributions declared for the three months ended March 31, 2010 were funded from capital contributions from IREIC.  There is no assurance that our Business Manager will continue to charge less than it is entitled to charge or that IREIC will continue to contribute monies to fund future distributions.

Management

Inland Affiliated Companies

The following supersedes the first paragraph of the discussion contained in the section of our prospectus captioned “Management — Inland Affiliated Companies,” which begins on page 96.

Our sponsor, Inland Real Estate Investment Corporation, or IREIC, is an affiliate of The Inland Real Estate Group, Inc., or TIREG, which is wholly owned by The Inland Group, Inc.  The first Inland entity was formed by a group of Chicago schoolteachers in 1967, and incorporated the following year.  TIREG and its affiliates are still centered in the Chicago metropolitan area.  Over the past forty years, TIREG’s affiliates have experienced significant growth and now make up a fully-integrated group of legally and financially separate companies that have been engaged in diverse facets of real estate providing property management, leasing, marketing, acquisition, disposition, development, redevelopment, renovation, construction, finance, investment products and other related services.  IREIC, our Business Manager and TIREG are part of The Inland Real Estate Group of Companies, Inc., which is comprised of independent legal entities that are either subsidiaries of the same entity, affiliates of each other, share some common ownership or were previously sponsored and managed by subsidiaries of IREIC.  These entities, some or all of which are sometimes referred to herein as “Inland,” were, in the aggregate, ranked by Crain’s Chicago Business in April 2010 as the fourteenth largest privately held company headquartered in the Chicago area.  In March/April 2010, Retail Traffic ranked the entities that comprise The Inland Real Estate Group of Companies as the eighth top owner and ninth manager in the United States.  In July 2008 National Real Estate Investor ranked The Inland Real Estate Group of Companies twenty-second in a survey of the top twenty-five owners of office space as of December 31, 2007.  Inland is one of the largest real estate management firms in Illinois and one of the largest commercial real estate and mortgage banking firms in the Midwest.  The Inland Real Estate Group of Companies was the 2009 winner, in the category including 1,000+ employees, of the thirteenth annual Torch Award for Marketplace Ethics, awarded by the Better Business Bureau serving Chicago & Northern Illinois (the “BBB”).  The award is given to companies that the BBB identifies as exemplifying ethical business practices.  In a press release issued by the BBB, the president and chief executive officer of the BBB noted that the 2009 competition had the largest number of nominations and entries, with more than 1,800 nominations from a wide variety of businesses.

Description of Real Estate Assets

The following supplements the discussion contained in the section of our prospectus captioned “Description of Real Estate Assets,” which was inserted into the prospectus following the section captioned “Business and Policies,” which begins on page 125 of the prospectus, in Supplement No. 15.

Investments in Real Estate Assets

Recent Acquisitions

As of May 17, 2010, we had completed the following property acquisitions:

Property Name	Date of Acquisition	Aggregate Square Feet	Approximate Purchase Price	Cap Rate (1)	% Economic Occupancy at Date of Acquisition	% Physical Occupancy at Date of Acquisition
Regal Court	05/14/2010	343,470	$43,500,000	8.05%	98.3%	98.3%
Pleasant Hill Commons	02/18/2010	70,642	$12,375,000	7.50%	100.0%	96.6%
Merrimack Village Center	12/11/2009	82,292	$9,760,000	9.50%	96.8%	89.1%

(1) We determine capitalization rate, or “cap rate,” by dividing the property’s projected annual net operating income, as determined during the due diligence process, by the purchase price of the property.  Net operating income includes, for these purposes, base rental income and expense reimbursements from in-place leases, reduced by operating expenses, replacement reserves and vacancy loss provisions.

Regal Court.  On May 14, 2010, we, through Inland Diversified Shreveport Regal Court L.L.C., a wholly owned subsidiary formed for this purpose, entered into a contract and simultaneously acquired a fee simple interest in an approximately 343,470 square foot retail center known as Regal Court, located in Shreveport, Louisiana.  We purchased this property from an unaffiliated third party, SDI Shreveport, Ltd. (the “RC Seller”) for approximately $43.5 million.  We do not believe closing costs will exceed $75,000.  We funded this purchase with proceeds from our offering.  We anticipate entering into a loan secured by a first mortgage on the property, in an amount not to exceed $30.4 million, following closing.  Pursuant to the term sheet entered into between our wholly owned subsidiary and JPMorgan Chase Bank, N.A., the lender, this loan will have a prepayment option, under which we will have a one-time option to prepay a portion of the loan equal to $6.5 million (as reduced by any previously applied amortization), without penalty, on or before October 1, 2010 (the “paydown date”).  The loan will bear interest at a fixed rate not to exceed 5.80% per annum through the paydown date and, if we exercise the prepayment option, will thereafter decrease to 5.30% per annum, until maturity.  The loan will have a term of five years and will amortize over a thirty-year schedule until the paydown date. The loan will be non-recourse to our subsidiary, subject to standard lender carve-outs.  In addition, we will be required to guaranty the payment of amounts equal to any losses, costs or damages incurred by the lender as a result of any of certain occurrences, including without limitation fraud or material misrepresentations, misappropriation of funds, gross negligence or willful misconduct.  We will pay the lender a fee equal to $152,000.

The underwritten cap rate for Regal Court is approximately 8.05%, and is a reflection of assumptions and facts applied in the property due diligence process.  When deciding to acquire this property, we considered the following:

•

The property is anchored by JC Penney and Kohl’s and is shadow-anchored by Lowe’s.

•

The property is part of an area in Shreveport known as “retail row,” named for the variety of retail tenants in that area.  In addition to Regal Court, there are eight competitive properties located within 1.5 miles.

•

The property is located at a lighted intersection within the “retail row” area, with both right-in and left-in access.

•

The property is relatively new, constructed in 2007 and 2008.

As of May 12, 2010, Regal Court was 98.3% leased to twenty-four tenants, five of which lease space subject to ground leases.  The weighted-average remaining lease term for the tenants occupying the property as of May 12, 2010 was approximately thirteen years.  With the exception of the ground lease tenants, each tenant is required to pay its proportionate share of real estate taxes, insurance and CAM costs.

As of May 12, 2010, major tenants of the property included JC Penney, Kohl’s and Dick’s Sporting Goods.  JC Penney leased 102,851 square feet, or 29.9% of the total gross leasable area of this property, on a ground lease as of May 12, 2010, paying an annual base rent of approximately $400,000 under a lease that expires in January 2027.  Under the terms of the lease, JC Penney has five ten-year options to renew through January 2077.  Kohl’s leased 88,904 square feet, or 25.9% of the total gross leasable area of this property, on a ground lease as of May 12, 2010, paying an annual base rent of approximately $375,000 under a lease that expires in December 2027.  Under the terms of the lease, Kohl’s has six five-year options to renew through December 2057.  Dick’s Sporting Goods leased 45,142 square feet, or 13.1% of the total gross leasable area of this property, as of May 12, 2010, paying an annual base rent of approximately $573,750 under a lease that expires in January 2019.  Under the terms of the lease, Dick’s has four five-year options to renew through January 2039.

Three vacant spaces totaling 5,840 square feet and an additional 2,240 square foot space leased to Smash Burger, which has not yet opened for business, are subject to a master lease agreement, pursuant to which the RC Seller has deposited approximately $228,900 of the purchase price into escrow for one year.  With respect to each of the vacant spaces, the applicable escrowed funds will be disbursed to us on a pro rata basis until the earlier of (1) the date that vacant space has been leased or (2) one year after the effective date of the agreement.  With respect to the Smash Burger space, the applicable escrowed funds will be disbursed to us on a pro rata basis until the earlier of (1) the date that Smash Burger opens for business or (2) one year after the effective date of the agreement.

The following table lists, on an aggregate basis, all of the scheduled lease expirations over each of the years ending December 31, 2010 through 2019 at Regal Court.  The table shows the approximate rentable square feet represented by the applicable lease expirations.

Year Ending December 31	Number of Leases Expiring	Approx. Gross Leasable Area of Expiring Leases (Sq. Ft.)	Total Annual Base Rental Income of Expiring Leases ($)	% of Total Annual Base Rental Income Represented by Expiring Leases

2010	–	–	–	0%
2011	–	–	–	0%
2012	–	–	–	0%
2013	6	24,050	632,525	17%
2014	2	3,150	81,235	2%
2015	1	2,240	56,000	2%
2016	2	7,290	174,025	5%
2017	2	14,501	386,060	10%
2018	3	21,500	472,125	13%
2019	3	68,142	847,750	23%

The table below sets forth certain historical information with respect to the occupancy rate at Regal Court expressed as a percentage of total gross leasable area and the average effective annual base rent per square foot.

Year Ending December 31*	Occupancy Rate as of December 31	Average Effective Annual Rental Per Square Foot
2009	98.4%	$10.44
2008	97.3%	$8.74
2007	97.3%	$8.74

*The first year of occupancy was 2007.

We believe that Regal Court is suitable for its intended purpose and adequately covered by insurance. We do not intend to make significant renovations or improvements to the property.

Real estate taxes assessed for the fiscal year ended December 31, 2009 (the most recent tax year for which information is generally available) are approximately $597,000.  The amount of real estate taxes assessed was calculated by multiplying Regal Court’s assessed value by a tax rate of 17.9%.  For federal income tax purposes, the depreciable basis in this property will be approximately $30.5 million.  We will calculate depreciation expense for federal income tax purposes by using the straight-line method.  For federal income tax purposes, we depreciate buildings and land improvements based upon estimated useful lives of forty and twenty years, respectively.

This section has been inserted to the prospectus following the section captioned “Description of Real Estate Assets – Potential Investments in Real Estate Assets.”

Financing Transactions

On May 11, 2010, our wholly owned subsidiary and the owner of Pleasant Hill Commons, Inland Diversified Kissimmee Pleasant Hill, L.L.C. (the “Kissimmee borrower”), entered into a loan with John

Hancock Life Insurance Company (U.S.A.) (“Hancock”) for approximately $6.8 million, secured by a first mortgage on Pleasant Hill Commons.  The loan bears interest at a fixed rate equal to 6.0% per annum.  The Kissimmee borrower is required to make monthly interest-only payments for the first sixty months of the term of the loan, and then must make monthly payments of principal and interest, based on a thirty year amortization schedule, through May 1, 2017.  Upon the June 1, 2017 maturity date, the Kissimmee borrower is required to pay the outstanding principal balance of the loan along with any accrued and unpaid interest and any other amounts due and payable.  The Kissimmee borrower may prepay the outstanding principal balance of the loan, together with any accrued and unpaid interest, only on or after the third anniversary of the first payment date, and subject to a prepayment premium, or at any time during the last 90 days of the term without any prepayment premium.

The loan documents contain customary affirmative, negative and financial covenants, agreements, representations, warranties and indemnities, including with respect to the environmental aspects of Pleasant Hill Commons, and borrowing conditions, all as set forth in the loan documents.  The loan documents also contain various customary events of default, including, among others: failing to pay principal and interest; failing to pay taxes; and breaching the representations or warranties contained in the loan documents. If an event of default occurs under the loan, Hancock may, among other things, declare the entire outstanding balance of the loan to be immediately due and payable, including all accrued and unpaid interest and any applicable prepayment fees.

The obligations under the loan documents are non-recourse to the Kissimmee borrower except under certain circumstances, including without limitation fraud or material misrepresentations, environmental liability, any misappropriation of any rents, failure to pay taxes or the unauthorized sale, conveyance or transfer of title to the property.  We have guaranteed the payment of amounts equal to any losses, costs or damages incurred by Hancock as a result of any of these occurrences.  In addition, the loan will become fully recourse to the Kissimmee borrower and us, as guarantor, in the event that the Kissimmee borrower or we, in our role as guarantor or indemnitor, take certain actions, including without limitation, commencing any bankruptcy proceeding or making any assignment for the benefit of its or our creditors, or if a certain claims about the nature of the transaction creating the loan are asserted.  Pursuant to this guaranty, Hancock is under no obligation to pursue its rights against the Kissimmee borrower or any of its collateral before pursuing its rights against us.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following supplements the discussion contained in the section of our prospectus captioned “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which begins on page 146.

The following discussion and analysis relates to the three months ended March 31, 2010, the three months ended March 31, 2009 and as of March 31, 2010 and December 31, 2009.  You should read the following discussion and analysis along with our Financial Statements and the related notes included herein.

Overview

We are a Maryland corporation sponsored by Inland Real Estate Investment Corporation, referred to herein as our “sponsor” or “IREIC,” and formed to acquire and develop commercial real estate located in the United States and Canada.  We also may invest in other real estate assets such as interests in real estate investment trusts, or REITs, or other “real estate operating companies” that own these assets, joint ventures and commercial mortgage debt.  We may originate or invest in real estate-related loans to third parties or to related parties of, or entities sponsored by, IREIC.  Our primary investment objectives are to balance investing in real estate assets that produce attractive current yield and long-term risk-adjusted returns to our stockholders, with our desire to preserve stockholders’ capital and to pay sustainable and predictable distributions to our stockholders.  At March 31, 2010, we owned two retail properties totaling 152,934 square feet with a weighted average physical and financial occupancy of 96.7%.

On August 24, 2009, we commenced an initial public offering of 500,000,000 shares of our common stock at a price of $10.00 per share on a “best efforts” basis through Inland Securities Corporation. We also are offering up to 50,000,000 shares of our common stock at a price of $9.50 per share to stockholders who elect to participate in our distribution reinvestment plan, or “DRP.” We elected to be taxed as a REIT commencing with the tax year ended December 31, 2009 and intend to continue to qualify as a REIT for tax purposes.

Within the past several months, we believe that the level of properties available for sale, the availability of financing and the number of completed transactions has continued to increase compared to the prior year.  We think this indicates a firming of financial markets and general economic recovery.  Other marketplace trends we have noted include fewer tenant defaults and requests for rent reductions.  Also, owners and operators of real estate appear to be making progress in leasing vacant space, albeit generally at lower rental rates than were experienced in the market over the past few years.  We believe these trends are likely to continue as long as the broader economy stabilizes.

Liquidity and Capital Resources

Our principal demands for funds are to acquire real estate assets, to pay our operating expenses and the operating expenses of our properties, to pay interest on our outstanding indebtedness and to pay distributions to our stockholders.  We will generally seek to fund our cash needs for items other than asset acquisitions from operations.  Our cash needs for acquisitions will be funded primarily from the sale of our shares, including those offered for sale through our distribution reinvestment plan, as well as financing to be obtained concurrent with an acquisition or in the future.  There may be a delay between the sale of our shares and our purchase of assets, which could result in a delay in generating returns, if any, from our investment operations.  Our business manager, Inland Diversified Business Manager & Advisor, Inc. referred to herein as our “Business Manager,” its acquisition group, Inland Diversified Real Estate Acquisitions, Inc., and Inland Real Estate Acquisitions, will evaluate potential acquisitions and will engage in negotiations with sellers and lenders on our behalf.  Pending investment in real estate assets, we may decide to temporarily invest any unused proceeds from the offering in certain investments that could yield lower returns than those earned on real estate assets.  These lower returns may affect our ability to make or fund distributions to you.

Potential future sources of liquidity include proceeds from secured or unsecured financings from banks or other lenders and undistributed cash flow from operations.

As of March 31, 2010, the offering generated proceeds, net of commissions, the marketing contribution and due diligence expense reimbursements, the majority of which are reallowed to third party soliciting dealers, totaling $62,949,782.

Our current liquidity needs have primarily been to purchase investment properties and to pay distributions, general and administrative expenses and offering costs.  The Company funded the purchase of its investment properties with proceeds from the offering.

As of March 31, 2010 and December 31, 2009, the Company owed $3,100,224 and $2,460,161, respectively, to our sponsor and its affiliates related to advances used to pay administrative and offering costs and certain accrued expenses which are included in due to related parties on the accompanying consolidated balance sheets.  These amounts represent non-interest bearing advances by the sponsor and its affiliates, which the Company intends to repay.

Cash Flow Analysis

Net cash used by operating activities was $301,089 for the three months ended March 31, 2010, as compared to $20,122 for the three months ended March 31, 2009.  These funds were used mainly to pay operating and other general and administrative costs and have increased as the Company began raising capital and pursued real estate investments in 2010.  Our only other cash flows from operating activities for the three months ended March 31, 2010 have been $27,747 in interest earned on the short term investment of our cash compared to $0 earned for the three months ended March 31, 2009 due to the increase in funds available for investment in 2010.

During the three months ended March 31, 2010, we used $12,267,170 in net cash flows for investing activities to purchase our second property, Pleasant Hill Commons.  We did not use any net cash flows for investment activities during the three months ended March 31, 2009.

The net cash flows from financing activities for the three months ended March 31, 2010 and 2009 totaled $40,838,276 and $105,770, respectively.  Net cash flows from financing activities for the three months ended March 31, 2010 consist primarily of $39,692,114 from the sale of our stock in our “best efforts” offering, $360,106 from our DRP, and $5,445,000 from loan proceeds from borrowings secured by Merrimack Village Center, net of $4,550,067 used to pay offering costs and $205,268 used to pay loan fee fees and deposits related to financing related to our closed and potential acquisitions.  Net cash flows from financing activities for the three months ended March 31, 2009 consist primarily of $105,633 used to pay offering costs.  The increase is mainly due to the commencement of our offering in August of 2009 and securing borrowings related to our investment property in 2010.

During the three months ended March 31, 2010, we paid distributions in the amount of $531,646 which were funded by the Company through capital contributions from our sponsor. Our sponsor has not received, and will not receive, any additional shares of our common stock for making any of these contributions.  Our sponsor previously invested $200,000 at the time of our formation.  We did not use any of this initial $200,000 contribution to fund these distributions.  There is no assurance that our sponsor will continue to contribute monies to fund future distributions.   The amount and timing of distributions may vary and there is no assurance that we will continue to pay distributions at the existing rate, if at all.

A summary of the distributions declared, distributions paid and cash flows from operations for the three months ended March 31, 2010 and 2009 follows:

			Distributions Paid
Three Months Ended	Distributions Declared	Distributions Declared Per Share (1)	Cash	Reinvested via DRP	Total	Cash Flows From Operations	Contributions by IREIC
March 31, 2010	737,820.15		171,540	360,106	531,646	(301,089)	531,646
March 31, 2009 (2)	-	-	-	-	-	(20,122)	-

(1) Assumes a share was issued and outstanding each day during the quarter.
(2) Fourth quarter 2009 was the first quarter in which distributions were declared and paid.

Results of Operations

The following discussion is based primarily on our consolidated financial statements for the three months ended March 31, 2010 and 2009.  For the three months ended March 31, 2010 and 2009, our net loss applicable to common shares was $392,852 and $5,567, respectively, and included the following components:

Gross revenue for the first quarter of 2010 totaled $597,871 which consisted of $414,957 in tenant rental income and $174,414 in property operating expense recoveries from tenants, and $8,500 in other property related income.  Property operating expenses and real estate taxes for the first quarter of 2010 totaled $214,034 and primarily consisted of costs of owning and maintaining investment property, real estate taxes, insurance, property management fees and other maintenance costs. These results increased compared to first quarter 2009 due to the acquisition of investment properties in late 2009 and during the first quarter of 2010.

General and administrative expenses the first quarter of 2010 totaled $640,037 compared to $5,567 for the first quarter of 2009.  These costs primarily consisted of legal, audit and other professional fees, acquisition related expenses, insurance, board of director fees, as well as certain salary, information technology and other administrative cost reimbursements paid to our Business Manager and affiliates.

Depreciation and amortization expenses the first quarter of 2010 totaled $113,770 and is a result of depreciation on our investment properties in the amount of $66,609 and amortization expense resulting from the amortization of acquired lease intangible assets totaling $47,161.  We incurred no depreciation and amortization expenses in the first quarter of 2009 as we had no real estate investments as of March 31, 2009.

Interest income for the first quarter of 2010 totaled $27,747 and was earned from the short term investment of our cash mainly due to an increase in average cash balances as compared to the first quarter of 2009 as a result of the commencement of our offering in August 2009.

Interest expense for the first quarter of 2010 totaled $50,629 related to mortgage borrowings secured by Merrimack Village Center.  We incurred no interest expenses in the first quarter of 2009 as we had no borrowings outstanding as of March 31, 2009.

Investment in Unconsolidated Entity

In 2009, we became a member of a limited liability company formed as an insurance association captive (the “Insurance Captive”), which is owned in equal proportions by us and three other REITs sponsored by the Company’s sponsor and serviced by an affiliate of our Business Manager.  The Insurance Captive was formed initially to insure/reimburse the members’ deductible obligations for the first $100,000 of property insurance and $100,000 of general liability insurance.  We entered into the Insurance Captive to stabilize insurance costs, manage our exposures and recoup expenses through the functions of the captive program.

Critical Accounting Policies

A critical accounting policy is one that, we believe, would materially affect our operating results or financial condition, and requires management to make estimates or judgments in certain circumstances.  We believe that our most critical accounting policies relate to the valuation and allocation of investment properties, recognition of rental income, our cost capitalization and depreciation policies and consolidation and equity accounting policies.  These judgments often result from the need to make estimates about the effect of matters that are inherently uncertain.  U.S. GAAP requires information in financial statements about accounting principles, methods used and disclosures pertaining to significant estimates.  The following disclosure discusses judgments known to management pertaining to trends, events or uncertainties that were taken into consideration upon the application of critical accounting policies and the likelihood that materially different amounts would be reported upon taking into consideration different conditions and assumptions.  Disclosures discussing all critical accounting policies are set forth in our Annual Report on Form 10-K for the year ended December 31, 2009, as filed with the Securities and Exchange Commission on March 26, 2010, under the heading “Critical Accounting Policies.”

Consolidation.  We consolidate the accounts of our wholly-owned subsidiaries.  All intercompany balances and transactions will be eliminated in consolidation.

Revenue Recognition.  We will commence revenue recognition on our leases based on a number of factors.  In most cases, revenue recognition under a lease will begin when the lessee takes possession of or controls the physical use of the leased asset.  Generally, this will occur on the lease commencement date.  The determination of who is the owner, for accounting purposes, of the tenant improvements determines the nature of the leased asset and when revenue recognition under a lease begins.  If we are the owner, for accounting purposes, of the tenant improvements, then the leased asset is the finished space and revenue recognition begins when the lessee takes possession of the finished space, typically when the improvements are substantially complete.

If we conclude we are not the owner, for accounting purposes, of the tenant improvements (the lessee is the owner), then the leased asset will be the unimproved space and any tenant improvement allowances funded under the lease are treated as lease incentives which reduces revenue recognized over the term of the lease.  In these circumstances, we will begin revenue recognition when the lessee takes possession of the unimproved space for the lessee to construct their own improvements.  We will consider a number of different factors to evaluate whether it or the lessee is the owner of the tenant improvements for accounting purposes.  The determination of who owns the tenant improvements, for accounting purposes, is subject to significant judgment.

We will recognize rental income on a straight-line basis over the term of each lease. The difference between rental income earned on a straight-line basis and the cash rent due under the provisions of the lease agreements is recorded as deferred rent receivable and is included as a component of accounts and rents receivable in the accompanying consolidated balance sheets.  Due to the impact of the straight-line basis, rental income generally will be greater than the cash collected in the early years and decreases in the later years of a lease.  We periodically will review the collectability of outstanding receivables.  Allowances will be taken for those balances that we deem to be uncollectible, including any amounts relating to straight-line rent receivables.

Reimbursements from tenants for recoverable real estate tax and operating expenses will be accrued as revenue in the period the applicable expenses are incurred.  We will make certain assumptions and judgments in estimating the reimbursements at the end of each reporting period. We do not expect the actual results to differ from the estimated reimbursement.

We will recognize lease termination income if there is a signed termination letter agreement, all of the conditions of the agreement have been met, the tenant is no longer occupying the property and amounts due are considered collectible. Upon early lease termination, we will provide for losses related to unrecovered intangibles and other assets.

As a lessor, we defer the recognition of contingent rental income, such as percentage rent, until the specified target that triggered the contingent rental income is achieved.

Capitalization and Depreciation.  Real estate acquisitions are recorded at cost less accumulated depreciation.  Improvement and betterment costs are capitalized, and ordinary repairs and maintenance are expensed as incurred.

Costs in connection with the acquisition of real estate properties and businesses are expensed as incurred.

Depreciation expense is computed using the straight line method.  Building and improvements are depreciated based upon estimated useful lives of 30 years for building and improvements and 5-15 years for furniture, fixtures and equipment and site improvements.

Tenant improvements are amortized on a straight line basis over the life of the related lease as a component of depreciation and amortization expense.

Leasing fees are amortized on a straight-line basis over the life of the related lease as a component of depreciation and amortization.

Loan fees are amortized on a straight-line basis, which approximates the effective interest method, over the life of the related loans as a component of interest expense.

The portion of the purchase price allocated to acquired above market lease costs and acquired below market lease costs will be amortized on a straight-line basis over the life of the related lease as an adjustment to net rental income.  Acquired in-place lease costs and other leasing costs will be amortized on a straight-line basis over the life of the related lease as a component of amortization expense.  The portion of the purchase price allocated to acquired in-place lease costs will be amortized on a straight line basis over the life of the related lease.

Cost capitalization and the estimate of useful lives require judgment and include significant estimates that can and do change.

Fair Value Measurements.  We will estimate fair value using available market information and valuation methodologies we believe to be appropriate for these purposes. Considerable judgment and a high degree of subjectivity are involved in developing these estimates and, accordingly, they are not necessarily indicative of amounts that would be realized upon disposition.

We define fair value based on the price that would be received upon sale of an asset or the exit price that would be paid to transfer a liability in an orderly transaction between market participants at the measurement date.  We establish a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value. The fair value hierarchy consists of three broad levels, which are described below:

Level 1 — Quoted prices in active markets for identical assets or liabilities that the entity has the ability to access.

Level 2 — Observable inputs, other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs

Acquisition of Investment Property.  We will be required to allocate the purchase price of each acquired investment property between land, building and improvements, acquired above market and below market leases, in-place lease value, and any assumed financing that is determined to be above or below market terms.  In addition, we will be required to allocate a portion of the purchase price to the value of customer relationships, if any.  The allocation of the purchase price is an area that requires judgment and significant estimates.  We will use the information contained in the independent appraisal obtained at acquisition as the primary basis for the allocation to land and building and improvements.  The aggregate value of intangibles is measured based on the difference between the stated price and the property value calculation as if vacant.  We will determine whether any financing assumed is above or below market based upon comparison to similar financing terms for similar investment properties.  We also will allocate a portion of the purchase price to the estimated acquired in-place lease costs based on estimated lease execution costs for similar leases as well as lost rent payments during assumed lease up period when calculating as if vacant fair values.  We also will evaluate each acquired lease based upon current market rates at the acquisition date and we will consider various factors including geographical location, size and location of leased space within the investment property, tenant profile and the credit risk of the tenant in determining whether the acquired lease is above or below market lease costs.  After an acquired lease is determined to be above or below market lease costs, we will allocate a portion of the purchase price to such above or below acquired lease costs based upon the present value of the difference between the contractual lease rate and the estimated market rate.  The determination of the discount rate used in the present value calculation is based upon the “risk free rate.”  This discount rate is a significant factor in determining the market valuation which will require our judgment of subjective factors such as market knowledge, economics, demographics, location, visibility, age and physical condition of the property.

Impairment of Investment Property.  We will assess the carrying values of our respective long-lived assets whenever events or changes in circumstances indicate that the carrying amounts of these assets may not be fully recoverable. Recoverability of the assets is measured by comparison of the carrying amount of the asset to the estimated future undiscounted cash flows. In order to review our assets for recoverability, we consider current market conditions, as well as our intent with respect to holding or disposing of the asset. Fair value is determined through various valuation techniques, including discounted cash flow models, quoted market values and third party appraisals, where considered necessary. If our analysis indicates that the carrying value of the long-lived asset is not recoverable on an undiscounted cash flow basis, we will recognize an impairment charge for the amount by which the carrying value exceeds the current estimated fair value of the real estate property.

We estimate the future undiscounted cash flows based on our intent as follows: (i) for real estate properties that we intend to hold long-term, including land held for development, properties currently under development and operating buildings, recoverability is assessed based on the estimated future net rental income from operating the property; and (ii) for real estate properties that we intend to sell, including land parcels, properties currently under development and operating buildings, recoverability is assessed based on estimated proceeds from disposition that are estimated based on future net rental income of the property and expected market capitalization rates.

The use of projected future cash flows is based on assumptions that are consistent with our estimates of future expectations and the strategic plan we use to manage our underlying business. However assumptions and estimates about future cash flows, discount rates and capitalization rates are complex and subjective. Changes in economic and operating conditions and our ultimate investment intent that occur subsequent to the impairment analyses could impact these assumptions and result in future impairment charges of the real estate properties.

In addition, we will evaluate our equity method investments for impairment indicators.  The valuation analysis considers the investment positions in relation to the underlying business and activities of our investments.

Partially-Owned Entities.  We will consolidate the operations of a joint venture if we determine that we are either the primary beneficiary of a variable interest entity or have substantial influence and control of the entity.  The primary beneficiary is the party that absorbs a majority of the entity’s expected losses or residual returns.  There are significant judgments and estimates involved in determining the primary beneficiary of a variable interest entity or the determination of who has control and influence of the entity.  If we consolidate an entity, the assets, liabilities and results of operations of a variable interest entity will be included in our consolidated financial statements.

In instances where we are not the primary beneficiary of a variable interest entity or we do not control the joint venture, we will use the equity method of accounting.  Under the equity method, the operations of a joint venture are not consolidated with our operations but instead our share of operations would be reflected as equity in earnings (loss) on unconsolidated joint ventures on our consolidated statements of operations.  Additionally, our net investment in the joint venture would be reflected as investment in and advances to joint venture as an asset on the consolidated balance sheets.

Contractual Obligations

We borrowed approximately $5.4 million secured by a mortgage on one of our properties for the three months ended March 31, 2010.  We had no borrowings for the three months ended March 31, 2009.

The table below presents, on a consolidated basis, obligations and commitments to make future payments under debt obligations (including interest) as of March 31, 2010.

	Payments due by period
		Less than			More than
	Total	1 year	1-3 years	3-5 years	5 years

Long-Term Debt Obligations	$7,219,492	358,841	788,824	6,071,827	-

Off-Balance Sheet Arrangements

We currently have no off-balance sheet arrangements that are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Selected Financial Data

The following table shows our selected financial data relating to our consolidated historical financial condition and results of operations.  Such selected data should be read in conjunction with the consolidated financial statements and related notes appearing elsewhere herein.

	As of and for the three months ended March 31, 2010	As of and for the three months ended March 31, 2009

Total assets	$67,932,932	273,906

Mortgage payable	$5,445,000	-

Total income	$597,871	-

Total interest income	$27,747	-

Net loss applicable to common shares	$(392,852)	(5,567)

Net loss per common share, basic and diluted (a)	$(0.08)	(0.28)

Distributions declared to common stockholders	$737,820	-

Distributions per weighted average common share (a)	$.15	-

Funds From Operations (a)(b)	$(279,082)	(5,567)

Cash flows used in operating activities	$(301,089)	(20,122)

Cash flows used in investing activities	$(12,267,170)	-

Cash flows provided by (used in) financing activities	$40,838,276	(105,770)

Weighted average number of common shares outstanding, basic and diluted	4,987,095	20,000

(a)

The net loss per share basic and diluted is based upon the weighted average number of common shares outstanding for the three months ended March 31, 2010 and 2009, respectively. The distributions per common share are based upon the weighted average number of common shares outstanding for the three months ended March 31, 2010 and 2009.  See Footnote (b) below for information regarding our calculation of FFO.

(b)

One of our objectives is to provide cash distributions to our stockholders from cash generated by our operations and other measures determined under U.S. generally accepted accounting principles or GAAP. Cash generated from operations is not equivalent to our net income from continuing operations also as determined under U.S. GAAP. Another measure reported due to certain unique operating characteristics of real estate companies, is known as “Funds from Operations, or “FFO” for short. The National Association of Real Estate Investment Trusts or NAREIT, an industry trade group, promulgates this measure which it believes more accurately reflects the operating performance of a REIT such as us.   As defined by NAREIT, FFO means net income computed in accordance with GAAP, excluding gains (or losses) from sales of property, plus depreciation and amortization on real property and after adjustments for unconsolidated partnerships and joint ventures in which the Company holds an interest.  FFO is not intended to be an alternative to  “Net Income” as an indicator of our performance nor to  “Cash Flows from Operating Activities” as determined by GAAP as a measure of our capacity to pay distributions. We believe that FFO is a better measure of our operating performance than net income reported under GAAP because FFO excludes non-cash items from GAAP net income.  This allows us to compare our property performance to our investment objectives.  Management uses the calculation of FFO for several reasons. We use FFO to compare our performance to that of other REITs.  Additionally, we use FFO in conjunction with our acquisition policy to determine investment capitalization strategy.  FFO is calculated as follows:

		Three months ended March 31, 2010	Three months ended March 31, 2009
	Net loss applicable to common shares	$(392,852)	(5,567)
Add:	Depreciation and amortization:
	Related to investment properties	113,770	-

	Funds from operations	$(279,082)	(5,567)

Subsequent Events

The Company has evaluated events and transactions that have occurred subsequent to March 31, 2010 for potential recognition and disclosure in the financial statements herein.

Our board of directors declared distributions payable to stockholders of record each day beginning on the close of business on April 1, 2010 through the close of business on June 30, 2010.  Distributions were declared in a daily amount equal to $0.00164384 per share, which if paid each day for a 365-year period, would equate to a 6.0% annualized rate based on a purchase price of $10.00 per share.  Distributions were and will continue to be paid monthly in arrears, as follows:

In April 2010, total distributions declared for the month of March 2010 were paid in the amount equal to $322,553, of which $112,278 was paid in cash and $210,275 was reinvested through the Company’s DRP, resulting in the issuance of an additional 22,134 shares of common stock.

In May 2010, total distributions declared for the month of April 2010 were paid in the amount equal to $385,457, of which $135,109 was paid in cash and $250,416 was reinvested through the Company’s DRP, resulting in the issuance of an additional 26,360 shares of common stock.

The Company did not use any of the net proceeds from our “best efforts” offering to fund these distributions.  The monies needed to pay distributions for March and April were funded from capital contributions made by our sponsor.  Our sponsor has not received, and will not receive, any additional shares of our common stock for making these contributions.

On April 14, 2010, our board approved certain amendments to our share repurchase program, which will become effective as of May 20, 2010.  Under the program, as amended, and subject to certain restrictions set forth in the program, we may make “ordinary repurchases,” which are defined as all repurchases other than upon the death of a stockholder, at the following prices: (1) 92.5% of the “share price,” as defined in the program, for stockholders who have owned their shares continuously for at least one year, but less than two years; (2) 95% of the share price for stockholders who have owned their shares continuously for at least two years, but less than three years; (3) 97.5% of the share price for stockholders who have owned their shares continuously for at least three years, but less than four years; and (4) 100% of the share price for stockholders who have owned their shares continuously for at least four years.  In the case of “exceptional repurchases,” which are defined as repurchases upon the death of a stockholder, we may repurchase shares at a repurchase price equal to 100% of the share price.

We have also amended the share repurchase program to limit the number of shares repurchased as ordinary repurchases during any calendar year to 5% of the number of shares of common stock outstanding on December 31st of the previous calendar year, as opposed to 3% as provided in the original program.  As under the original program, the 5% limit will not apply to exceptional repurchases.

On May 11, 2010, Inland Diversified Kissimmee Pleasant Hill, L.L.C., a wholly owned subsidiary of the Company and the owner of Pleasant Hill Commons, entered into a loan with a third party lender  for approximately $6.8 million, secured by Pleasant Hill Commons.  The loan requires us to make interest only payments at a rate equal to 6.0% per annum for the first sixty months of the loan term and then requires monthly payments of principal and interest, based on a thirty year amortization schedule, until maturity on June 1, 2017.

As of May 13, 2010, the Company has raised total equity, net of commissions, marketing contribution, and due diligence expense reimbursements, of approximately $97.4 million and has issued approximately 9.8 million shares of common stock.

On May 14, 2010, the Company acquired through its wholly owned subsidiary, Inland Diversified Shreveport Regal Court, L.L.C., a fee simple interest in a 343,467 square foot retail center known as Regal Court, located in Shreveport, Louisiana.  The Company purchased the property from an unaffiliated third party for a gross purchase price of approximately $43.5 million in cash.  We used proceeds from the offering to fund this acquisition.

Quantitative and Qualitative Disclosures About Market Risk

We may be exposed to interest rate changes primarily as a result of long-term debt used to purchase properties or other real estate assets, maintain liquidity and fund capital expenditures or operations.  We currently have limited exposure to financial market risks. As of March 31, 2010, we had outstanding debt totaling $5,445,000 secured by a mortgage on one of our properties at an interest rate equal to 6.5% per annum.

We may use derivative financial instruments to hedge exposures to changes in interest rates on loans secured by our assets and investments in commercial mortgage-backed securities.  Derivative instruments may include interest rate swap contracts, interest rate cap or floor contracts, futures or forward contracts, options or repurchase agreements.  Our actual hedging decisions will be determined in light of the facts and circumstances existing at the time of the hedge and may differ from our currently anticipated hedging strategy.  If we use derivative financial instruments to hedge against interest rate fluctuations, we will be exposed to both credit risk and market risk.  Credit risk is the failure of the counterparty to perform under the terms of the derivative contract.  If the fair value of a derivative contract is positive, the counterparty will owe us, which creates credit risk for us because the counterparty may not perform.  Market risk is the adverse effect on the value of a financial instrument that results from a change in interest rates.  We will seek to manage the market risk associated with interest-rate contracts by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken.  There is no assurance we will be successful.

Our board has not yet established policies and procedures regarding our use of derivative financial instruments for hedging or other purposes.

Plan of Distribution

The following information is inserted at the end of the section of the prospectus captioned “Plan of Distribution,” which begins on page 206.

Status of the Offering

The following table provides information regarding the total shares sold in our offering as of May 14, 2010.

	Shares	Gross Proceeds ($) (1)	Commissions and Fees ($) (2)	Net Proceeds ($) (3)

From our sponsor:	20,000	200,000	–	200,000

Shares sold in the offering:	9,805,226	97,497,628	9,228,249	88,269,379

Shares sold pursuant to our distribution reinvestment plan:	93,325	886,583	–	886,583

Total:	9,918,551	$98,584,211	$9,228,249	$89,355,962

(1)

Gross proceeds received by us as of the date of this table for shares sold to investors pursuant to accepted subscription agreements.

(2)

Inland Securities Corporation serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus.

(3)

The amount indicated under net proceeds is prior to issuer costs.

Consolidated Financial Statements

The following financial statements update the financial statements contained in the section captioned “Financial Statements,” which begins on page F-1 of the prospectus.

INLAND DIVERSIFIED REAL ESTATE TRUST, INC.

(A Maryland Corporation)

Consolidated Balance Sheets

	March 31, 2010	December 31, 2009
Assets	(unaudited)
Assets:
Investment properties (note 3):
Land	$7,500,000	$2,500,000
Building and improvements	10,853,588	5,654,068
Total	18,353,588	8,154,068
Less accumulated depreciation	(83,323)	(16,714)
Net investment properties	18,270,265	8,137,354
Cash and cash equivalents	44,006,225	15,736,208
Restricted cash (note 2)	46,877	79,404
Investment in unconsolidated entity (note 5)	187,500	187,500
Accounts and rents receivable	153,810	17,211
Investment in related party	1,000	1,000
Acquired lease intangibles, net (note 2)	4,166,814	2,041,780
Deferred costs, net	222,812	20,000
Other assets	877,629	218,841
Total assets	$67,932,932	$26,439,298

Liabilities and Stockholders’ Equity

Liabilities:
Mortgage payable (note 8)	$5,445,000	$-
Accrued offering expenses	164,198	267,036
Accounts payable and accrued expenses	185,326	201,848
Distributions payable	322,553	116,379
Accrued real estate taxes payable	97,348	-
Advance rent and other liabilities	205,550	106,845
Acquired below market lease intangibles, net (note 2)	501,517	509,145
Due to related parties (note 7)	3,100,224	2,460,161
Total liabilities	10,021,716	3,661,414

Commitments and contingencies

Stockholders’ equity:
Preferred stock, $.001 par value, 40,000,000 shares authorized, none outstanding	-	-
Common stock, $.001 par value, 2,460,000,000 shares authorized, 6,988,344 and 2,958,096 shares issued and outstanding as of March 31, 2010 and December 31, 2009, respectively.	6,988	2,958
Additional paid in capital, net of offering costs of $10,583,634 and 6,218,993 as of March 31, 2010 and December 31, 2009, respectively.	59,613,821	23,353,847
Retained deficit	(1,709,593)	(578,921)

Total stockholders’ equity	57,911,216	22,777,884

Total liabilities and stockholders’ equity	$67,932,932	$26,439,298

See accompanying notes to financial statements.

INLAND DIVERSIFIED REAL ESTATE TRUST, INC.

(A Maryland Corporation)

Consolidated Statements of Operations

(unaudited)

	Three months ended	Three months ended
	March 31, 2010	March 31, 2009

Income:
Rental income	$414,957	$-
Tenant recovery income	174,414	-
Other property income	8,500	-

Total income	597,871	-

Expenses:
General and administrative expenses to related parties	362,731	-
General and administrative expenses to non-related parties	277,306	5,567
Property operating expenses to related parties	24,821	-
Property operating expenses to non- related parties	99,293	-
Real estate taxes	89,920	-
Depreciation and amortization	113,770	-

Total expenses	967,841	5,567

Operating loss	$(369,970)	$(5,567)

Interest income	27,747	-
Interest expense	(50,629)	-

Net loss applicable to common shares	$(392,852)	$(5,567)

Net loss applicable to common stockholders per common share, basic and diluted (note 10)	$(0.08)	$(0.28)
Weighted average number of common shares outstanding, basic and diluted	4,987,095	20,000

See accompanying notes to financial statements.

Inland Diversified Real Estate Trust, Inc.

(A Maryland Corporation)

Consolidated Statement of Stockholders’ Equity

For the three months ended March 31, 2010

 (unaudited)

	Number of Shares	Common Stock	Additional Paid-in Capital	Retained Deficit	Total

Balance at December 31, 2009	2,958,096	$2,958	$23,353,847	$(578,921)	$22,777,884

Distributions declared	-	-	-	(737,820)	(737,820)
Proceeds from offering	3,992,342	3,992	39,693,122	-	39,697,114
Offering costs	-	-	(4,364,640)	-	(4,364,640)
Proceeds from distribution reinvestment program	37,906	38	360,068	-	360,106
Discounts on shares issued to affiliates	-	-	39,778	-	39,778
Contributions from sponsor	-	-	531,646	-	531,646
Net loss applicable to common shares	-	-	-	(392,852)	(392,852)

Balance at March 31, 2010	6,988,344	$6,988	$59,613,821	$(1,709,593)	$57,911,216

See accompanying notes to financial statements.

INLAND DIVERSIFIED REAL ESTATE TRUST, INC.
(A Maryland Corporation)

Consolidated Statements of Cash Flows

	(unaudited)
	Three months ended	Three months ended
	March 31, 2010	March 31, 2009
Cash flows from operations:
Net loss	$(392,852)	$(5,567)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	113,770	-
Amortization of loan fees	2,456	-
Amortization of acquired above market leases	3,285	-
Amortization of acquired below market leases	(7,628)	-
Straight-line rental income	(29,126)	-
Discount on shares issued to affiliates	39,778	-
Changes in assets and liabilities:
Accounts and rents receivable	(107,473)	-
Accounts payable and accrued expenses	(35,628)	(14,555)
Other assets	5,450	-
Accrued real estate taxes	89,639	-
Advance rent and other liabilities	17,240	-

Net cash flows used in operating activities	(301,089)	(20,122)

Cash flows from investing activities:
Purchase of investment property	(12,267,170)	-

Net cash flows used in investing activities	(12,267,170)	-

Cash flows from financing activities:
Proceeds from offering	39,692,114	-
Proceeds from the dividend reinvestment program	360,106	-
Payment of offering costs	(4,550,067)	(105,633)
Proceeds from mortgage payable	5,445,000	-
Payment of loan fees and deposits	(205,268)	-
Distributions paid	(531,646)	-
Decrease in restricted cash	32,527	-
Due to related parties	63,864	(137)
Contributions from sponsor	531,646	-

Net cash flows provided by (used in) financing activities	40,838,276	(105,770)

Net increase in cash and cash equivalents	28,270,017	(125,892)
Cash and cash equivalents, at beginning of period	15,736,208	399,798

Cash and cash equivalents, at end of period	$44,006,225	$273,906

See accompanying notes to financial statements.

INLAND DIVERSIFIED REAL ESTATE TRUST, INC.
(A Maryland Corporation)

Consolidated Statements of Cash Flows

(continued)

(unaudited)

	Three months ended	Three months ended
	March 31, 2010	March 31, 2009

Supplemental disclosure of cash flow information:
In conjunction with the purchase of investment property, the Company acquired assets and assumed liabilities as follows:
Land	$5,000,000	$-
Building and improvements	5,199,520	-
Acquired in-place lease intangibles	1,923,000	-
Acquired above market lease intangibles	252,480	-
Tenant improvement payable	(9,000)	-
Security deposits and advanced rent	(91,571)	-
Other assets	450	-
Accrued real estate taxes	(7,709)	-
Purchase of investment property	$12,267,170	$-

Cash paid for interest	$17,696	$-

Supplemental schedule of non-cash investing and financing activities:

Distributions payable	$322,553	$-

Accrued offering costs payable	$164,198	$37,355

See accompanying notes to financial statements.

Inland Diversified Real Estate Trust, Inc.

(A Maryland Corporation)

NOTES TO FINANCIAL STATEMENTS

March 31, 2010

(unaudited)

The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) for interim financial information and with instructions to Form 10-Q and Article 10 of Regulation S-X.  Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements.  Readers should refer to the audited financial statements of Inland Diversified Real Estate Trust, Inc. (the “Company”) for the year ended December 31, 2009, which are included in the Company’s 2009 Annual Report as certain footnote disclosures contained in such audited financial statements have been omitted herein.  In the opinion of management, all adjustments (consisting of normal recurring accruals) necessary for the fair presentation have been included in this disclosure.

(1)  Organization

Inland Diversified Real Estate Trust, Inc. (the “Company” which may be referred to as the “Company,” “we,” “us,” or “our”) was formed on June 30, 2008 (inception) to acquire, and develop a diversified portfolio of commercial real estate investments located in the United States and Canada.  The Company has entered into a Business Management Agreement (the “Agreement”) with Inland Diversified Business Manager & Advisor, Inc. (the “Business Manager”), to be the Business Manager to the Company.  The Business Manager is a related party to our sponsor, Inland Real Estate Investment Corporation (the “Sponsor”). In addition, Inland Diversified Real Estate Services LLC, Inland Diversified Asset Services LLC, Inland Diversified Leasing Services LLC and Inland Diversified Development Services LLC, which are indirectly controlled by the four principals of The Inland Group, Inc. (collectively, the “Real Estate Managers”), will serve as the Company’s real estate managers. The Company is authorized to sell up to 500,000,000 shares of common stock (“Shares”) at $10 each in an initial public offering (the “Offering”) which commenced on August 24, 2009 and up to 50,000,000 shares at $9.50 each issuable pursuant to the Company’s distribution reinvestment plan (“DRP”).

The Company will provide the following programs to facilitate investment in the Company’s shares and to provide limited liquidity for stockholders.

The Company will allow stockholders who purchase shares in the Offering to purchase additional shares from the Company by automatically reinvesting distributions through the DRP, subject to certain share ownership restrictions. Such purchases under the DRP will not be subject to selling commissions or the marketing contribution and due diligence expense allowance, and are made at a price of $9.50 per share.

The Company is authorized to repurchase shares under the share repurchase program, as amended (“SRP”), if requested, subject to, among other conditions, funds being available.  In any given calendar month, proceeds used for the SRP cannot exceed the proceeds from the DRP, for that month.  In addition, the Company will limit the number of shares repurchased during any calendar year to 5% of the number of shares of common stock outstanding on December 31st of the previous year.   In the case of repurchases made upon the death of a stockholder, however, the Company is authorized to use any funds to complete the repurchase, and neither the limit regarding funds available from the DRP nor the 5% limit will apply.  The SRP will be terminated if the Company’s shares become listed for trading on a national securities exchange.  In addition, the Company’s board of directors, in its sole direction, may amend, suspend or terminate the SRP.

The fiscal year-end of the Company is December 31.

Inland Diversified Real Estate Trust, Inc.

(A Maryland Corporation)

NOTES TO FINANCIAL STATEMENTS

(continued)

March 31, 2010

(unaudited)

(2)  Summary of Significant Accounting Policies

General

The accompanying Consolidated Financial Statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) and require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Consolidation

The accompanying consolidated financial statements include the accounts of the Company, as well as all wholly-owned subsidiaries.  Wholly-owned subsidiaries generally consist of limited liability companies (LLCs) (note 3).  All intercompany balances and transactions have been eliminated in consolidation.

Offering and Organizational Costs

Costs associated with the Offering were deferred and charged against the gross proceeds of the Offering upon the sale of shares.  Formation and organizational costs were expensed as incurred.

Cash and Cash Equivalents

The Company considers all demand deposits and money market accounts and all short-term investments with a maturity of three months or less, at the date of purchase, to be cash equivalents. The Company maintains its cash and cash equivalents at financial institutions.  The combined account balances at one or more institutions periodically exceed the Federal Depository Insurance Corporation (“FDIC”) insurance coverage and, as a result, there is a concentration of credit risk related to amounts on deposit in excess of FDIC insurance coverage.  The Company believes that the risk is not significant, as the Company does not anticipate the financial institutions’ non-performance.

Restricted Cash

Restricted cash and the offsetting liability, which is recorded in accounts payable and accrued expenses, consist of funds received from investors as of March 31, 2010 and December 31, 2009 relating to shares of the Company to be purchased by such investors.

Revenue Recognition

The Company commences revenue recognition on its leases based on a number of factors.  In most cases, revenue recognition under a lease begins when the lessee takes possession of or controls the physical use of the leased asset. Generally, this occurs on the lease commencement date.  The determination of who is the owner, for accounting purposes, of the tenant improvements determines the nature of the leased asset and when revenue recognition under a lease begins. If the Company is the owner, for accounting purposes, of the tenant improvements, then the leased asset is the finished space and revenue recognition begins when the lessee takes possession of the finished space, typically when the improvements are substantially complete.  If the Company concludes it is not the owner, for accounting purposes, of the tenant improvements (the lessee is the owner), then the leased asset is the unimproved space and any

Inland Diversified Real Estate Trust, Inc.

(A Maryland Corporation)

NOTES TO FINANCIAL STATEMENTS

(continued)

March 31, 2010

(unaudited)

tenant improvement allowances funded under the lease are treated as lease incentives which reduces revenue recognized over the term of the lease.  In these circumstances, the Company begins revenue recognition when the lessee takes possession of the unimproved space for the lessee to construct their own improvements.  The Company considers a number of different factors to evaluate whether it or the lessee is the owner of the tenant improvements for accounting purposes.  The determination of who owns the tenant improvements, for accounting purposes, is subject to significant judgment.

Rental income is recognized on a straight-line basis over the term of each lease. The difference between rental income earned on a straight-line basis and the cash rent due under the provisions of the lease agreements is recorded as deferred rent receivable and is included as a component of accounts and rents receivable in the accompanying consolidated balance sheets.  Due to the impact of the straight-line basis, rental income generally will be greater than the cash collected in the early years and decreases in the later years of a lease.  The Company periodically reviews the collectability of outstanding receivables.  Allowances are taken for those balances that the Company deems to be uncollectible, including any amounts relating to straight-line rent receivables.

Reimbursements from tenants for recoverable real estate tax and operating expenses are accrued as revenue in the period the applicable expenses are incurred.  The Company makes certain assumptions and judgments in estimating the reimbursements at the end of each reporting period. The Company does not expect the actual results to materially differ from the estimated reimbursement.

The Company records lease termination income if there is a signed termination agreement, all of the conditions of the agreement have been met, the tenant is no longer occupying the property and amounts due are considered collectible.  Upon early lease termination, the Company provides for gains or losses related to unrecovered intangibles and other assets.

As a lessor, the Company defers the recognition of contingent rental income, such as percentage rent, until the specified target that triggered the contingent rental income is achieved.

Capitalization and Depreciation

Real estate acquisitions are recorded at cost less accumulated depreciation.  Improvement and betterment costs are capitalized, and ordinary repairs and maintenance are expensed as incurred.

Costs in connection with the acquisition of real estate properties and businesses are expensed as incurred.

Depreciation expense is computed using the straight line method.  Building and improvements are depreciated based upon estimated useful lives of 30 years for building and improvements and 5-15 years for furniture, fixtures and equipment and site improvements.

Tenant improvements are amortized on a straight line basis over the life of the related lease as a component of depreciation and amortization expense.

Leasing fees are amortized on a straight-line basis over the life of the related lease as a component of depreciation and amortization expense.

Inland Diversified Real Estate Trust, Inc.

(A Maryland Corporation)

NOTES TO FINANCIAL STATEMENTS

(continued)

March 31, 2010

(unaudited)

Loan fees are amortized on a straight-line basis, which approximates the effective interest method, over the life of the related loans as a component of interest expense.

Fair Value Measurements

The Company has estimated fair value using available market information and valuation methodologies the Company believes to be appropriate for these purposes. Considerable judgment and a high degree of subjectivity are involved in developing these estimates and, accordingly, they are not necessarily indicative of amounts that would be realized upon disposition.

The Company defines fair value based on the price that would be received upon sale of an asset or the exit price that would be paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The Company establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value. The fair value hierarchy consists of three broad levels, which are described below:

•	Level 1 — Quoted prices in active markets for identical assets or liabilities that the entity has the ability to access.

•

Level 2 — Observable inputs, other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

•

Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The purchase prices of the investment properties were allocated at estimated fair value based on Level 3 inputs from a third party appraisal.

Acquisition of Real Estate Properties and Real Estate Businesses

Upon acquisition, the Company allocates the purchase price of properties and businesses based on the fair value of the tangible and intangible assets acquired and liabilities assumed. The portion of the purchase price allocated to acquired above market lease value and acquired below market lease value are amortized on a straight line basis over the term of the related lease as an adjustment to rental income. For below-market lease values, the amortization period includes any renewal periods with fixed rate renewals.  Amortization pertaining to the above market lease value of $3,285 was recorded as a reduction to rental income for the three months ended March 31, 2010.  Amortization pertaining to the below market lease value of $7,628 was recorded as an increase to rental income for the three months ended March 31, 2010.

Inland Diversified Real Estate Trust, Inc.

(A Maryland Corporation)

NOTES TO FINANCIAL STATEMENTS

(continued)

March 31, 2010

(unaudited)

The portion of the purchase price allocated to acquired in-place lease value is amortized on a straight line basis over the life of the related lease. The Company incurred amortization expense pertaining to acquired in-place lease intangibles of $47,161 for the three months ended March 31, 2010.  The portion of the purchase price allocated to customer relationship value is amortized on a straight line basis over the life of the related lease.  As of March 31, 2010, no amount has been allocated to customer relationship value.

The following table summarizes the Company’s identified intangible assets and liabilities as of March 31, 2010 and December 31, 2009.

	Balance as of March 31, 2010	Balance as of December 31, 2009
Intangible assets:
Acquired in-place lease value	$3,923,000	$2,000,000
Acquired above market lease value	306,620	54,140
Accumulated amortization	(62,806)	(12,360)

Net intangible assets	$4,166,814	$2,041,780

Intangible liabilities:
Acquired below market lease value	$511,688	$511,688
Accumulated amortization	(10,171)	(2,543)

Net intangible liabilities	$501,517	$509,145

Impairment of Investment Property

The Company assesses the carrying values of our respective long-lived assets whenever events or changes in circumstances indicate that the carrying amounts of these assets may not be fully recoverable. Recoverability of the assets is measured by comparison of the carrying amount of the asset to the estimated future undiscounted cash flows. In order to review its assets for recoverability, the Company considers current market conditions, as well as its intent with respect to holding or disposing of the asset. Fair value is determined through various valuation techniques, including discounted cash flow models, quoted market values and third party appraisals, where considered necessary. If the Company’s analysis indicates that the carrying value of the long-lived asset is not recoverable on an undiscounted cash flow basis, the Company recognizes an impairment charge for the amount by which the carrying value exceeds the current estimated fair value of the real estate property.

The Company estimates the future undiscounted cash flows based on management’s intent as follows: (i) for real estate properties that the Company intends to hold long-term, including land held for development, properties currently under development and operating buildings, recoverability is assessed based on the estimated future net rental income from operating the property; and (ii) for real estate properties that the Company intends to sell, including land parcels, properties currently under development and operating buildings, recoverability is assessed based on estimated proceeds from disposition that are estimated based on future net rental income of the property and expected market capitalization rates.

Inland Diversified Real Estate Trust, Inc.

(A Maryland Corporation)

NOTES TO FINANCIAL STATEMENTS

(continued)

March 31, 2010

(unaudited)

The use of projected future cash flows is based on assumptions that are consistent with our estimates of future expectations and the strategic plan the Company uses to manage its underlying business. However assumptions and estimates about future cash flows, discount rates and capitalization rates are complex and subjective. Changes in economic and operating conditions and the Company’s ultimate investment intent that occur subsequent to the impairment analyses could impact these assumptions and result in future impairment charges of the real estate properties.

During the three months ended March 31, 2010, the Company incurred no impairment charges.

Recent Accounting Pronouncements

Guidance issued in June 2009 amends previously issued guidance related to consolidation.  These changes eliminate certain scope exceptions previously permitted, provide additional guidance for determining whether an entity is a variable interest entity and require companies to more frequently reassess whether they must consolidate variable interest entities.  The changes also replace the previously required quantitative approach to determining the primary beneficiary of a variable interest entity with a requirement for an enterprise to perform a qualitative analysis to determine whether the enterprise’s variable interest or interests give it a controlling financial interest in a variable interest entity.  Changes are effective as of the beginning of the first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter.  The adoption of this new guidance did not have an impact on the Company’s consolidated financial statements as there are no changes to which entities are consolidated, at this time.

(3)

Investment Property

At March 31, 2010, the Company owned two retail properties totaling 152,934 square feet with a weighted average physical and financial occupancy of 96.7%.

On February 18, 2010, the Company, through Inland Diversified Kissimmee Pleasant Hill, L.L.C., a wholly owned subsidiary formed for this purpose, acquired a fee simple interest in a 70,642 square foot grocery anchored retail center known as Pleasant Hill Commons (the “Pleasant Hill Commons”), located in Kissimmee, Florida.  The Company purchased the property from an unaffiliated third party for a gross purchase price of approximated $12.4 million.  The Company funded this purchase with proceeds from our Offering.  For the period February 18, 2010 through March 31, 2010, total income and net income for Pleasant Hill Commons included in the Company’s statement of operations for the three months ended March 31, 2010 totaled $178,695 and $97,085, respectively.

During the three months ended March 31, 2010, the Company incurred $240,045 of acquisition and transaction related costs that were recorded in general and administrative expenses in the consolidated statement of operations and relate to both closed and potential transactions.

Pleasant Hill Commons was acquired on February 18, 2010 and Merrimack Village Center was acquired on December 11, 2009.  Accordingly, the following condensed pro forma financial statements for the three months ended March 31, 2010 include pro forma adjustments related to Pleasant Hill Commons only as Merrimack Village Center operations are included in the historical results for this period.  The condensed pro forma financial statements for the three months ended March 31, 2009 include pro forma adjustments related to both Pleasant Hill Commons and Merrimack Village Center as the operations for both properties are not included in the historical results for this period.

Inland Diversified Real Estate Trust, Inc.

(A Maryland Corporation)

NOTES TO FINANCIAL STATEMENTS

(continued)

March 31, 2010

(unaudited)

The following condensed pro forma financial information is presented as if the acquisition of Pleasant Hill Commons had been consummated as of January 1, 2010 for the pro forma three months ended March 31, 2010.  The following condensed pro forma financial information is presented as if the acquisitions of Merrimack Village Center and Pleasant Hill Commons had been consummated as of January 1, 2009 for the pro forma three months ended March 31, 2009.  The following condensed pro forma financial information is not necessarily indicative of what actual results of operations of the Company would have been assuming the acquisition had been consummated as of January 1, 2010 for the pro forma three months ended March 31, 2010 and January 1, 2009 for the pro forma three months ended March 31, 2009, nor does it purport to represent the results of operations for future periods.

	For the Three Months Ended March 31, 2010

	Historical	Pro Forma Adjustments	As Adjusted

Total income	$597,871	365,860	963,731

Net income (loss)	$(392,852)	59,639	(333,213)

	For the Three Months Ended March 31, 2009

	Historical	Pro Forma Adjustments	As Adjusted

Total income	$-	692,393	692,393

Net income (loss)	$(5,567)	84,449	78,882

(4)  Operating Leases

Minimum lease payments to be received under operating leases as of March 31, 2010 for the years indicated, assuming no expiring leases are renewed, are as follows:

Minimum Lease
Payments
2010	$1,615,293
2011	2,123,613
2012	2,133,000
2013	2,067,934
2014	1,687,310
Thereafter	17,044,808
Total	$26,671,958

Inland Diversified Real Estate Trust, Inc.

(A Maryland Corporation)

NOTES TO FINANCIAL STATEMENTS

(continued)

March 31, 2010

(unaudited)

The remaining lease terms range from one year to 18 years.  The majority of the revenue from the Company’s property consists of rents received under long-term operating leases.  Some leases provide for the payment of fixed base rent paid monthly in advance, and for the reimbursement by tenants to the Company for the tenant’s pro rata share of certain operating expenses including real estate taxes, special assessments, insurance, utilities, common area maintenance, management fees, and certain building repairs paid by the Company and recoverable under the terms of the lease.  Under these leases, the Company pays all expenses and is reimbursed by the tenant for the tenant’s pro rata share of recoverable expenses paid.  Under leases where all expenses are paid by the Company, subject to reimbursement by the tenant, the expenses are included within property operating expenses and reimbursements are included in tenant recovery income on the Consolidated Statements of Operations.

(5)  Unconsolidated Joint Venture

The Company is a member of a limited liability company formed as an insurance association captive (the “Insurance Captive”), which is owned in equal proportions by the Company and three other REITs sponsored by the Company’s Sponsor, Inland Real Estate Corporation, Inland Western Retail Real Estate Trust, Inc., and Inland American Real Estate Trust, Inc. and serviced by an affiliate of the Business Manager, Inland Risk and Insurance Management Services Inc.  The Insurance Captive was formed to initially insure/reimburse the members’ deductible obligations for the first $100,000 of property insurance and $100,000 of general liability insurance.  The Company entered into the Insurance Captive to stabilize its insurance costs, manage its exposures and recoup expenses through the functions of the captive program.  This entity is considered to be a variable interest entity (VIE) as defined in GAAP and the Company is not considered to be the primary beneficiary.  Therefore, this investment is accounted for utilizing the equity method of accounting.

Joint Venture	Description	Ownership %	Investment at March 31, 2010	Investment at December 31, 2009

Oak Property & Casualty LLC	Insurance Captive	25%	$187,500	$187,500

			$187,500	$187,500

The Company entered into a contribution agreement to pay $187,500 in twelve equal installments in exchange for a twenty-five percent membership interest in the Insurance Captive.  At March 31, 2010 and December 31, 2009, $62,500 and $109,375 of this obligation remained unpaid, respectively, and is included in accounts payable and accrued expenses in the accompanying consolidated balance sheets.

The Company’s share of net income from its investment in the unconsolidated entity is based on the ratio of each member’s premium contribution to the venture.  For the three months ended March 31, 2010, the Company had no premium contribution and therefore, no allocation of the venture’s net income for the period.

Inland Diversified Real Estate Trust, Inc.

(A Maryland Corporation)

NOTES TO FINANCIAL STATEMENTS

(continued)

March 31, 2010

(unaudited)

(6)  Fair Value of Financial Instruments

The fair value of debt is the amount at which the instrument could be exchanged in a current transaction between willing parties.  The Company estimates the fair value of its total debt by discounting the future cash flows of each instrument at rates currently offered for similar debt instruments of comparable maturities by the Company’s lenders using level 3 inputs.  The carrying value of the Company’s mortgage debt was $5,445,000 and its estimated fair value was $5,445,000 as of March 31, 2010.

The Company’s other financial instruments include cash and cash equivalents, restricted cash, accounts and rents receivable, other investments, accrued offering expenses, accounts payable and accrued expenses, other liabilities, and due to related parties.  At March 31, 2010 and December 31, 2009, the carrying values of cash equivalents, restricted cash, accounts and rents receivable, accrued offering expenses, accounts payable and accrued expenses, other liabilities, and due to related parties approximates their estimated fair values due to the short maturity of these instruments.

(7)  Transactions with Related Parties

For the three months ended March 31, 2010, the Sponsor contributed $531,646 to the Company to pay distributions.  Our Sponsor has not received, and will not receive, any additional shares of our common stock for making any of these contributions.  In addition, the Company has not used any of the Sponsor’s initial $200,000 contribution to fund distributions.  There is no assurance that our Sponsor will continue to contribute monies to fund future distributions.   The Company intends to continue paying distributions for future periods in the amounts and at times as determined by our board.  The amount and timing of distributions may vary. The Company may pay distributions from the proceeds generated by borrowings.

As of March 31, 2010 and December 31, 2009, the Company owed $3,100,224 and $2,460,161, respectively, to our Sponsor and its affiliates related to advances used to pay administrative and offering costs and certain accrued expenses which are included in due to related parties on the accompanying consolidated balance sheets.  These amounts represent non-interest bearing advances by the Sponsor and its affiliates, which the Company intends to repay.

The following table summarizes the Company’s related party transactions for the three months ended March 31, 2010 and 2009.

For the three months ended
		March 31, 2010	March 31, 2009
General and administrative:
General and administrative reimbursement	(b)	$ 322,953	$ -
Affiliate share purchase discounts	(f)	39,778	-
Total general and administrative expenses to related parties		$ 362,731	$ -

Offering costs	(a)(c)	$ 3,924,182	$ 3,349
Property management fees	(e)	24,821	-
Business manager fee	(d)	-	-

Inland Diversified Real Estate Trust, Inc.

(A Maryland Corporation)

NOTES TO FINANCIAL STATEMENTS

(continued)

March 31, 2010

(unaudited)

(a)

A related party of the Business Manager is entitled to receive selling commissions equal to 7.5% of the sale price for each share sold, the marketing contribution equal to 2.5% of the gross offering proceeds from shares sold and a due diligence expense reimbursement of up to 0.5% of the gross offering proceeds (which may, in the Company’s sole discretion, be paid or reimbursed from the marketing contribution or from issuer costs), the majority of which are reallowed to third party soliciting dealers.  In addition, our Sponsor, its affiliates and third parties are entitled to reimbursement for any issuer costs that they pay on our behalf, including any bona fide out-of-pocket, itemized and detailed due diligence expenses not reimbursed from amounts paid or reallowed as a marketing contribution, in an amount not to exceed 5% of the gross offering proceeds.  The Company will not pay selling commissions, the marketing contribution or issuer costs in connection with shares of common stock issued through the distribution reinvestment plan.  Such costs are offset against the stockholders’ equity accounts. A total of $126,184 and $208,773 of offering costs were unpaid as of March 31, 2010 and December 31, 2009, respectively, and are included in due to related parties in the accompanying consolidated balance sheets.

(b)

The Business Manager and its related parties are entitled to reimbursement for general and administrative expenses of the Business Manager and its related parties relating to the Company’s administration, including acquisition, dead deal and transaction related costs of $90,987.  Such costs are included in general and administrative expenses to related parties in the accompanying consolidated statements of operations.  A total of $750,240 and $12,776 remained unpaid as of March 31, 2010 and December 31, 2009, respectively, and are included in due to related parties on the accompanying consolidated balance sheets.

(c)

As of March 31, 2010, the Company had incurred $10,583,634 of offering costs, of which $7,277,322 was paid or accrued to related parties.  Pursuant to the terms of the Offering, the Business Manager has agreed to reimburse the Company all public offering and organizational expenses (excluding sales commissions and the marketing contribution allowances) in excess of 5% of the gross proceeds of the Offering or all organization and offering expenses (including selling commissions and the marketing contribution) which together exceed 15% of gross offering proceeds.  The Company anticipates that these costs will not exceed these limitations upon completion of the Offering.  Any excess amounts at the completion of the Offering will be reimbursed by the Business Manager.

(d)

Subject to satisfying the criteria described below, the Company will pay the Business Manager a quarterly business management fee equal to a percentage of the Company’s “average invested assets” (as defined in the Offering prospectus), calculated as follows:

(1)

if the Company has declared distributions during the prior calendar quarters just ended, in an amount equal to or greater than an average 7% annualized distribution rate (assuming a share was purchased for $10.00), it will pay a fee equal to 0.25% of its “average invested assets” for that prior calendar quarter;

(2)

if the Company has declared distributions during the prior calendar quarters just ended, in an amount equal to or greater than an average 6% annualized distribution rate but less than 7% annualized distribution rate (assuming a share was purchased for $10.00), it will pay a fee equal to 0.1875% of its “average invested assets” for that prior calendar quarter;

Inland Diversified Real Estate Trust, Inc.

(A Maryland Corporation)

NOTES TO FINANCIAL STATEMENTS

(continued)

March 31, 2010

(unaudited)

(3)

if the Company has declared distributions during the prior calendar quarters just ended, in an amount equal to or greater than an average 5% annualized distribution rate but less than 6% annualized distribution rate (assuming a share was purchased for $10.00), it will pay a fee equal to 0.125% of its “average invested assets” for that prior calendar quarter; or

(4)

if the Company does not satisfy the criteria in (1), (2) or (3) above in a particular calendar quarter just ended, it will not, except as set forth below, pay a business management fee for that prior calendar quarter.

Assuming that (1), (2) or (3) above is satisfied, the Business Manager may decide, in its sole discretion, to be paid an amount less than the total amount that may be paid.  If the Business Manager decides to accept less in any particular quarter, the excess amount that is not paid may, in the Business Manager’s sole discretion, be waived permanently or accrued, without interest, to be paid at a later point in time.  This obligation to pay the accrued fee terminates if the Company acquires the Business Manager.  For the three months ended March 31, 2010, the Business Manager was entitled to a business management fee in the amount equal to $33,650, but permanently waived the entire amount of this fee.

Separate and distinct from any business management fee, the Company will also reimburse the Business Manager or any related party for all expenses that it, or any related party including the Sponsor, pays or incurs on its behalf including the salaries and benefits of persons employed by the Business Manager or its related parties in performing services for the Company except that we will not reimburse either our Business Manager or Real Estate Managers for any compensation paid to individuals who also serve as our executive officers, or the executive officers of our Business Manager or its affiliates or our Real Estate Managers; provided that, for these purposes, the secretaries of our company and the Business Manager will not be considered “executive officers.”  These costs were recorded in general and administrative expenses in the consolidated statements of operations.  The Company expects to pay additional types of compensation to affiliates of IREIC, including the Business Manager and our Real Estate Managers and their respective affiliates; however, we did not pay any other compensation for the three months ended March 31, 2010.

(e)

The property manager, an entity owned principally by individuals who are related parties of the Business Manager, is entitled to receive property management fees up to 4.5% of gross operating income (as defined), for management and leasing services.  Such costs are included in property operating expenses to related parties in the accompanying consolidated statements of operations.  No amounts remained unpaid as of March 31, 2010.

(f)

The Company established a discount stock purchase policy for related parties and related parties of the Business Manager that enables the related parties to purchase shares of common stock at $9.00 a share.  The Company sold 39,778 shares to related parties and recognized an expense related to these discounts of $39,778 for the three months ended March 31, 2010.

As of March 31, 2010, the Company had deposited cash of $15,527,334 in Inland Bank and Trust, a subsidiary of Inland Bancorp, Inc., an affiliate of The Inland Real Estate Group, Inc.

Inland Diversified Real Estate Trust, Inc.

(A Maryland Corporation)

NOTES TO FINANCIAL STATEMENTS

(continued)

March 31, 2010

(unaudited)

(8)  Mortgage Payable

On February 11, 2010, Inland Diversified Merrimack Village, L.L.C., a wholly owned subsidiary of the Company and the owner of Merrimack Village Center, entered into a loan with a lender for approximately $5.4 million, secured by Merrimack Village Center.  The loan requires us to pay interest only at an annual rate of 6.5% for the first 24 months of the loan term and then requires monthly payments of principal and interest, based on a thirty year amortization schedule until maturity on March 1, 2015.  As of March 31, 2010, scheduled maturities for the Company’s outstanding mortgage indebtedness were as follows:

As of March 31,2010

2010	$-
2011	-
2012	54,425
2013	69,144
2014	73,841
Thereafter	5,247,590
Total	$5,445,000

The mortgage loan requires compliance with certain covenants, such as debt service ratios, investment restrictions and distribution limitations.  As of March 31, 2009, the Company was in compliance with such covenants.

(9)  Income Taxes

The Company is qualified and has elected to be taxed as a real estate investment trust (“REIT”) under the Internal Revenue Code of 1986, as amended, for federal income tax purposes commencing with the tax year ending December 31, 2009.  Since the Company qualifies for taxation as a REIT, the Company generally will not be subject to federal income tax on taxable income that is distributed to stockholders.  A REIT is subject to a number of organizational and operational requirements, including a requirement that it currently distributes at least 90% of its REIT taxable income (subject to certain adjustments) to its stockholders.  If the Company fails to qualify as a REIT in any taxable year, without the benefit of certain relief provisions, the Company will be subject to federal (including any applicable alternative minimum tax) and state income tax on its taxable income at regular corporate tax rates.  Even if the Company qualifies for taxation as a REIT, the Company may be subject to certain state and local taxes on its income, property or net worth and federal income and excise taxes on its undistributed income.

The Company had no uncertain tax positions as of March 31, 2010.  The Company expects no significant increases or decreases in uncertain tax positions due to changes in tax positions within one year of March 31, 2010.  The Company has no interest or penalties relating to income taxes recognized in the consolidated statements of operations for the three months ended March 31, 2010 and 2009, or in the consolidated balance sheets as of March 31, 2010.  As of March 31, 2010, returns for the calendar years 2008 and 2009 remain subject to examination by U.S. and various state and local tax jurisdictions.

Inland Diversified Real Estate Trust, Inc.

(A Maryland Corporation)

NOTES TO FINANCIAL STATEMENTS

(continued)

March 31, 2010

(unaudited)

Distributions

The Company currently pays distributions based on daily record dates, payable monthly in arrears.  The distributions that the Company currently pays are equal to a daily amount equal to $0.00164384, which if paid each day for a 365-day period, would equal a 6.0% annualized rate based on a purchase price of $10.00 per share.  During the three months ending March 31, 2010, the Company declared cash distributions, which are paid monthly to stockholders, totaling $737,820.

(10)  Earnings (loss) per Share

Basic earnings (loss) per share (“EPS”) are computed by dividing net income (loss) by the weighted average number of common shares outstanding for the period (the “common shares”).  Diluted EPS is computed by dividing net income (loss) by the common shares plus potential common shares issuable upon exercising options or other contracts.  As of March 31, 2010 and December 31, 2009, the Company did not have any dilutive common share equivalents outstanding.

The basic and diluted weighted average number of common shares outstanding was 4,987,095 and 20,000 for the three months ended March 31, 2010 and 2009, respectively.

(11)  Segment Reporting

The Company currently has one business segment comprised of retail commercial real estate and accordingly did not report any other segment disclosures for the three months ended March 31, 2010 and 2009.

Concentration of credit risk with respect to accounts receivable currently exists due to the small number of tenants currently comprising the Company’s rental revenue.  Shaw’s Grocery Store and Publix Super Markets, Inc. accounted for approximately 32% and 27% of consolidated rental revenues, respectively, for the three months ended March 31, 2010.  The concentration of revenues for these tenants increases the Company’s risk associated with nonpayment by these tenants.  In an effort to reduce risk, the Company performs ongoing credit evaluations of its larger tenants.

Inland Diversified Real Estate Trust, Inc.

(A Maryland Corporation)

NOTES TO FINANCIAL STATEMENTS

(continued)

March 31, 2010

(unaudited)

(12)  Subsequent Events

The Company has evaluated events and transactions that have occurred subsequent to March 31, 2010 for potential recognition and disclosure in these financial statements.

Our board of directors declared distributions payable to stockholders of record each day beginning on the close of business on April 1, 2010 through the close of business on June 30, 2010.  Distributions were declared in a daily amount equal to $0.00164384 per share, which if paid each day for a 365-year period, would equate to a 6.0% annualized rate based on a purchase price of $10.00 per share.  Distributions were and will continue to be paid monthly in arrears, as follows:

•

In April 2010, total distributions declared for the month of March 2010 were paid in the amount equal to $322,553, of which $112,278 was paid in cash and $210,275 was reinvested through the Company’s DRP, resulting in the issuance of an additional 22,134 shares of common stock.

•

In May 2010 total distributions declared for the month of April 2010 were paid in the amount equal to $385,457, of which $135,109 was paid in cash and $250,416 was reinvested through the Company’s DRP, resulting in the issuance of an additional 26,360 shares of common stock.

The Company did not use any of the net proceeds from our “best efforts” Offering to fund these distributions.  The monies needed to pay distributions for March and April were funded from capital contributions made by our Sponsor.  Our Sponsor has not received, and will not receive, any additional shares of our common stock for making these contributions.  See note 7 for further discussion of Sponsor contributions used to fund distributions.

On April 14, 2010, our board approved certain amendments to our share repurchase program, which will become effective as of May 20, 2010.  Under the program, as amended, and subject to certain restrictions set forth in the program, we may make “ordinary repurchases,” which are defined as all repurchases other than upon the death of a stockholder, at the following prices: (1) 92.5% of the “share price,” as defined in the program, for stockholders who have owned their shares continuously for at least one year, but less than two years; (2) 95% of the share price for stockholders who have owned their shares continuously for at least two years, but less than three years; (3) 97.5% of the share price for stockholders who have owned their shares continuously for at least three years, but less than four years; and (4) 100% of the share price for stockholders who have owned their shares continuously for at least four years.  In the case of “exceptional repurchases,” which are defined as repurchases upon the death of a stockholder, we may repurchase shares at a repurchase price equal to 100% of the share price.

We have also amended the share repurchase program to limit the number of shares repurchased as ordinary repurchases during any calendar year to 5% of the number of shares of common stock outstanding on December 31st of the previous calendar year, as opposed to 3% as provided in the original program.  As under the original program, the 5% limit will not apply to exceptional repurchases.

Inland Diversified Real Estate Trust, Inc.

(A Maryland Corporation)

NOTES TO FINANCIAL STATEMENTS

(continued)

March 31, 2010

(unaudited)

On May 11, 2010, Inland Diversified Kissimmee Pleasant Hill, L.L.C., a wholly owned subsidiary of the Company and the owner of Pleasant Hill Commons, entered into a loan with a third party lender  for approximately $6.8 million, secured by Pleasant Hill Commons.  The loan requires us to make interest only payments at a rate equal to 6.0% per annum for the first sixty months of the loan term and then requires monthly payments of principal and interest, based on a thirty year amortization schedule, until maturity on June 1, 2017.

As of May 13, 2010, the Company has raised total equity, net of commissions, marketing contribution, and due diligence expense reimbursements, of approximately $97.4 million and has issued approximately 9.8 million shares of common stock.

On May 14, 2010, the Company acquired through its wholly owned subsidiary, Inland Diversified Shreveport Regal Court, L.L.C., a fee simple interest in a 343,467 square foot retail center known as Regal Court, located in Shreveport, Louisiana.  The Company purchased the property from an unaffiliated third party for a gross purchase price of approximately $43.5 million in cash.  We used proceeds from the Offering to fund this acquisition.